UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G73268 107

(CUSIP Number)

Alexander Donnelly

Maven Investment Partners US Ltd

6 Bevis Marks

London, United Kingdom, EC3A 7BA

+44 20 3763 2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Maven Investment Partners US Ltd (“MIPUS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,628,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Ian Mark Toon (“Ian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,628,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Ivan Ivanov Koedjikov (“Ivan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bulgaria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,628,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Benjamin Nur Huda (“Ben”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,628,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Nima Noorizadeh (“Nima”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

10,628,180 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,628,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Quotient Limited, a Jersey, Channel Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at Business Park Terre Bonne, Route de Crassier 13, 1262 Eysisn, Switzerland.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons and entity filing this Schedule 13D are Maven investment partners US Ltd (“MIPUS”), Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”), the directors of MIPUS (collectively, the “Listed Persons” and together with MIPUS, the “Reporting Person”).

(b) The address of the principal place of business for MIPUS & Nima is the Maven Investment Partners US LTD New York Branch, 15th floor, 675 Third Avenue, NY 10017, USA. The address of the principal place of business for Ian is Maven Investment Partners US Ltd, 6 Bevis Marks, London, United Kingdom, EC3A 7BA. The principal place of business for Ivan is Suite 1750, 17th Floor, 353 North Clark Street, Chicago, Illinois 60654.The principal place of business for Ben is Suite 56.02, Level 56, MLC Centre, 19-29 Martin Place, Sydney, Australia.

(c) The principal occupation of each of the Reporting Persons is within proprietary trading Each of the Listed Persons is employed at the addresses referenced above in item 2(b).

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MIPUS is a UK Private limited company. Ian and Nima are British citizens. Ivan is a Bulagarian citizen. Ben is an Australian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ordinary course of business, investments and trading, $3,500,00.00 cost basis.

ITEM 4. PURPOSE OF THE TRANSACTION

The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Item 5. Interest in Securities of the Issuer.

(a) See Rows 11 and 13 for each Reporting Person.

(b) See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)

Date	Action	Total Quantity	Price per share
24 June 2022	BOUGHT PARTICIPATING IN SHARE OFFERING	11,666,666	0.30
24 June 2022	SOLD	1,038,486	0.27686

(d) N/A

(e) N/A

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: JULY 6, 2022

MAVEN INVESTMENT PARTNERS US LTD

/s/ IAN MARK TOON
Name: IAN MARK TOON
Title: DIRECTOR

/s/ IAN MARK TOON
IAN MARK TOON

/s/ IVAN IVANOV KOEDJIKOV
IVAN IVANOV KOEDJIKOV

/s/ BENJAMIN NUR HUDA
BENJAMIN NUR HUDA

/s/ NIMA NOORIZADEH
NIMA NOORIZADEH